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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Clearwire Corporation
(Name of Issuer)
Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)
185385309
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 185385309	Schedule 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Motorola, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		16,666,667

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666,667

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 185385309	Schedule 13G	Page 3 of 5 Pages
Item 1.

(a)	Name of issuer: Clearwire Corporation (“Clearwire”)

(b)	Address of issuer’s principal executive offices:	4400 Carillon Point Kirkland, WA 98033
Item 2.

(a)	Name of person filing: Motorola, Inc. (“Motorola”)

(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road Schaumburg, IL 60196

(c)	Citizenship: Delaware Corporation

(d)	Title of class of securities: Class A Common Stock, par value $.0001 per share

(e)	CUSIP number: 185385309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Not applicable.

Item 5.	Ownership of five percent or less of a class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☐

Item 6.	Ownership of more than five percent on behalf of another person:
Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not Applicable

Item 8.	Identification and classification of members of the group:
Not Applicable

Item 9.	Notices of dissolution of group:
Not Applicable

CUSIP No. 185385309	Schedule 13G	Page 4 of 5 Pages

Item 10.	Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 185385309	Schedule 13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
		Name:	Carol H. Forsyte
		Title:	Vice President, Corporate and Securities, Law Department